Mail Stop 6010

March 26, 2008

Robert L. Kirkman, M.D.
Chief Executive Officer
Oncothyreon Inc.
110 - 110th Avenue NE, Suite 685
Bellevue, WA 98004

>   **Re: Oncothyreon Inc.**
>   **Registration Statement on Form S-3**
>   **Filed 3/20/2008**
>   **File Number 333-149837**

Dear Mr. Kirkman:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-3

Information Incorporated By Reference, page 40

1. We note that you filed a Form 10-K for the Fiscal Year Ended December 31, 2007 on March 17, 2008. This filing does not contain information in Part III that is required by Form 10-K. Please amend your filing to include Part III information, or file a Proxy Statement in order to incorporate this information into your filing by reference. Your filing must be complete before we take final action on the registration statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert L. Kirkman, M.D.
Oncothyreon Inc.
March 26, 2008
Page 2

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Patrick J. Schultheis
        Robert F. Kornegay
        Wilson Sonsini Goodrich & Rosati, PC
        701 Fifth Avenue, Suite 5100
        Seattle, WA 98104